9601 Katy Freeway, Suite 220

Houston, Texas 77024

713-465-1001

September 7, 2006

Mr. Lynn Dicker

Mr. Gary Todd

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comments letter dated July 28, 2006

American Security Resources Corporation

Form 10-KSB for Fiscal Year Ending December 31, 2006

Dear Messrs. Dicker and Todd:

In response to your letter of July 28, 2006, we offer the responses below. Since several of the points made in your comments letter relate to the same or similar issues, and in the interest of brevity, we will provide a few general comments and explanations to which the specific responses can refer.

General Comment 1 - Acquisition of eGo Design, Inc.

Legally, under an agreement structured as a puchase agreement dated October 28, 2005, the Company acquired 100% of the common stock of eGo Design, Inc. by issuing 12,000,000 shares of ASRC to the original shareholders of eGo through a Securities Purchase Agreement. In determining how to account for the transaction, we first looked at the guidance in SFAS 141, “Accounting for Business Combinations,” and then to EITF 98-3, “Determining Whether Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” in order to examine whether the purchase was in fact a purchase of assets or an acquisition of a business. We concluded that eGO Design was not a business. The transferred set's current activities are focused on the development of a business rather than the operation of a business. Because the planned principal operations of the transferred set have not yet commenced, the set is not a business.

As such, the transaction resulted in ASRC hiring the 3 design engineers who had developed an early stage technology relating to the hydrogen fuel cell and an unimplemented business plan. As a result, the accounting of the transaction resulted in recognition of compensation expense in the amount of the market value of the stock issued by ASRC to the 3 individuals in the total amount of of $2,040,000, calculated as

12,000,000 shares at the then market price of $0.17 per share. The substance of the transaction was treated as a “hiring bonus.”

General Comment 2 - Amendments of Forms 10-KSB and 10-QSB

On several points, we intend to amend Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for the quarter ended March 31, 2006 as a result of some of the disclosure deficiencies you have brought to our attention. Throughout the specific responses, we refer to “the amended report(s)’ which will be accomplished subsequent to the submission of these responses.

We also intend to review our submission of our 10-QSB for the quarter ended June 30, 2006 to ensure that we have complied with all of the points you have made in your comments letter.

However, with respect to the specific responses enumerated below, when we indicate we intend to “amend” or “revise” the report, we mean Form 10-KSB as of December 31, 2005 and 10-QSB as of March 31, 2006.

Responses to specific questions:

1.

Please expand to provide a detailed and specific description of the stage of development of your business. Please also provide a reasonably complete description of your planned products, including discussion about the status of those products. Make full disclosure about the steps you must complete in anticipating of delivering products in the fourth quarter of 2006. Please provide some description of the nature of and uses for “hydrogen fuel cells.”

We respond:

We will amend Form 10-KSB to provide a description of the fuel cell as follows:

AMERICAN SECURITY RESOURCES CORPORATION (the “Company” or ARSC) is a holding company with a wholly owned subsidiary, Hydra Fuel Cell Corporation, that is developing advanced hydrogen fuel cells based on its proprietary intellectual property. Hydra is in the development stage of its fuel cell, and is refining and fine tuning the design to maximize output, efficiency and minimize heat generated to provide maximum life of the unit. Hydra has designed two models of its fuel cell, the first to be used as either backup power or in some cases primary power for remote radio transmission facilities and cell phone towers. The second is a larger unit which can be used for backup power in critical commercial operations such as hospitals, computer centers and emergency operations centers.

Hydra is concentrating on a “Proton Exchange Membrane” PEM fuel cell which utilizes a specialized flexible milar film which allows the electron which is split from the Hydrogen atom to pass through the membrane onto the “Cathode”. This stream of electrons develops a continuous flow which becomes the electrical power output of the fuel cell.

The design of Hydra’s fuel cell is a unique design because it utilizes a Silicon board which has been laser drilled with thousands of tiny holes. The design also includes a proprietary gasket and manifold which supplies Hydrogen across the entire area of the PEM, thus significantly increasing the efficiency of the unit.

Hydra’s target markets are stationery fuel cells between 500 watts and 40 Kw and can be used as either backup power sources or primary power sources.

2.

Please expand, here or under Item 1, to provide a description of the nature of and uses for a proton exchange membrane hydrogen fuel cell. Disclose why you believe your technology may “revolutionize the market for electricity generation in the United States and, eventually, for the whole planet.”

We respond:

Our initial description included the words “revolutionize the market for electricity generation in the United States and, eventually, for the whole planet” because we expect our design to significantly reduce the cost per KWH of hydrogen-generated electricity. Such a significant reduction naturally allows new uses and creates new markets.

However, we realize that “revolutionize” is a somewhat vague term. We therefore intend to withdraw the use of the term in favor of the text which will be included in Item 1 which is enumerated above.

3.	Please make disclosure about how you accounted for the eGo transaction, including disclosure about the basis in GAAP for the accounting applied.

We respond:

We will amend the 10-KSB to include a description of the transaction and basis in GAAP for accounting applied which will be an abridged version of the reasoning included in General Description 1 regarding the eGO transaction.

4.	Please expand to qualify the significant components of the amounts attributed to contracted services. Please also provide reasonably informative descriptions of the nature of the services received.

We respond:

We will amend to include the breakout of these components in the attached 10KSB/A.

5.

In light of the substantial doubt about your ability to continue as a going concern, please expand MD&A to more specifically describe your plan of operations for the next twelve months. That disclosure should address, in reasonably specific detail, the amounts of planned expenditures with accompanying detail about how you intend to fund those expenditures. Refer to Item 303 of regulation S-B. MD&A should also make clear disclosure about the audit report going concern modification.

We respond:

We will amend the MD&A Overview section to read as follows:

Overview.

-------------

ASRC hired the three design engineers on October 28, 2005 through a purchase agreement described as the acquisition of eGO Design, Inc. which was the development-stage entity that the design engineers owned at the time. Up to that point, the engineers had spent time developing plans for a proto-type hydrogen fuel cell technology. ASRC hired these individuals to continue developing this technology. Although legally, the transaction was structured as a purchase agreement where ASRC exchanged shares for all the outstanding shares in EGO Design, the substance of the tranaction was a “hiring bonus” paid by ASRC to these design engineers in the form of ASRC stock. The accounting treatment of the transaction resulted in a recognition of compensation expense in the amount of $2,040,000, an amount equal to the market value of ASRC stock issued on the date of the transaction.

Prior to completing the transaction on October 28, 2005, ASRC completed extensive due diligence on the fuel cell market and PEM based hydrogen fuel cells in particular and determined that the engineers had developed unique technology ideas worthy of development..

.

As of December 31, 2005 Hydra had designed, assembled and tested a successful prototype of the Company's proprietary fuel cell concept.

In 2006, we intend to continue development of prototypes and conduct internal testing. We expect to submit the HydraStax unit to CSA International for certification in September of 2006, after which we can begin production of the units for sale. We further expect to begin shipping certified units immediately after CSA certification. To accomplish this, we will need to raise approximately $5 million to fund the research and development of the hydrogen fuel cell, and to produce and sell enough units to bring the endeavor to the point of self-sufficiency.

The Company generated no substantive revenue in 2005, beyond the interest it earned on its bank deposits. As discussed in Note 2, the Company has incurred recurring losses from continuing operations. We are continuing to pursue the raising of capital, through private placements of Company common stock, to fund the Company’s current expenses and projected development and production costs. However, there is no certainty that management will be successful in these efforts. If we are unable to raise the capital required to fund these items it is likely that the Company will be unable to remain as a going concern.

In February, 2005, the Company collected its note receivable from Superior Protection Inc. The principal amount due was $200,000 and was paid to the Company as $100,000 cash and the return of 500,000 shares of the Company's common stock which were cancelled. The market value of the shares at the time was approximately $150,000.

6.

Additionally, we see under the MD&A Overview that you will need to raise approximately $5,000,000 in 2006 to completely fund Hydra’s development. Please reconcile this disclosure with the statement under Liquidity and Capital Recourses that “the cash remaining from the Units offering is sufficient to fund the Company’s operations for the next four quarters.”

We respond:

Whereas the $5 million capital-requirement assertion included funding the actual research and development activities and production to the estimated point of break-even, the “..remaining cash...sufficient to fund the Company’s operations for the next four quarters” excluded the capital required for production. Both of these statements were worded poorly.

We will amend the Form 10-KSB to clearly indicate, in the MD&A - Overview section that the $5 million includes the production period (see MD&A included in the response to your item 5).

In addition, we will amend the “Liquidity and Capital Resources” section to read as follows:

Liquidity and Capital Resources.

-------------------------------------------

In March of 2004 the Company completed a private placement of 2.5 million Units for gross proceeds of $500,000. Each Unit consists of one share of common stock and seven Warrants to purchase an additional share of stock at prices between $0.30 and $0.90 inclusive. The cash remaining from the Units offering is sufficient to fund the Company's current operations for the next four quarters, but will not be sufficient to fund the development and production of the Hydra fuel cell. Therefore, we will need to raise approximately $5 million to adequately fund Hydra through its development stage and through production and marketing, to the point of self-sufficiency.

We expect to incur costs of approximately $2 million through the end of the development phase of the unit, then to incur production and marketing costs of approximately $3 million subsequent to its CSA International certification in order to bring the project to self-sufficiency.

The Company did not generate any cash flow from operating activities during 2005 and 2004. The Company had cash assets of $11,585 and $37,852 as of December 31, 2005 and 2004 respectively.

The net change in cash position for 2005 is due primarily to operational costs of the parent company after funding $45,000 to Hydra in the 4th Quarter.

Management does not believe that SFAS No's 131 and 133 regarding segment reporting and derivatives, respectively, will have any impact on the Company's financial condition and operations.

7.

We note that you have recognized revenues from planned principle operations and that you are in the process of developing your fuel cell technology. Please revise your financial statements and related footnotes to fully comply with SFAS 7. Please also note that the audit report should cover the cumulative statement of operations, stockholders’ equity and cash flows required by that guidance.

We respond:

As discussed in the “Organization History” section, we were previously named Computer Automation Systems, Inc., then Kahuna Network Security, Inc. We reported significant revenues for 2000, 2001 and 2002 of $2,872,790, $789,944 and $36,113, respectively. During those periods, we were not classified as “A Development Stage Enterprise”. Our previous operations were ultimately unsuccessful and we changed our business focus.

8.	We note the exercise of warrants for $1,505,897 during 2005. Please revise your statement of shareholders’ equity to disclose the number of shares issued in exchange for the $1,505,897.

We respond:

In our previously-filed 10-KSB for 12/31/05 this was an error in the line item. The $1,505,897 relates to the fair value of the 6,000,000 options/ warrants issued for services to an outside consultant during the second quarter ended 6/30/05. In the statement of shareholders’ equity, we erroneously used the title, “exercise of warrants.” We will amend our previously issued 10-KSB for this error.

9.

Please tell us why you included the $2.04 million attributed to the acquisition of a subsidiary as an operating activity included in the line item “common stock for services.” Explain how this acquisition was accounted for and describe why this presentation is appropriate in GAAP. Include in your response a discussion of why the impact of this transaction is included in and fairly described as “common stock for services.”

We respond:

As discussed above in General Comment 1, we recorded the stock issuance to the engineers hired from eGo Design as compensation expense, because in reality, this expense was incurred mainly to obtain the talents of the engineers, and not a “business.”

10.

Please revise to disclose the number of potentially dilutive securities that were not included in the computation of diluted EPS because to do so would have been antidilutive. Refer to paragraph 40 of SFAS 128.

We respond:

We will amend our 12/31/05 10KSB to include: “The number of potentially dilutive securities theat were not included in the computation of diluted EPS because to do so would have been antidilutive was 19,500,000 common stock potentially issuable under outstanding options/warrants.”

11.

Please revise to include your specific viable plan of operations, including your plan and time frame to complete the research and development related to your hydrogen fuel cells discussed in MD&A and the expected sources for the substantial financing necessary for this project. Your discussion should provide more insight into expected sources to satisfy financing needs, including the $5 million expected to fund Hydra’s 2006 development needs disclosed in MD&A. You should also discuss the expected impact if you are not able to raise the necessary financing. Please refer to FRC 607.02.

We respond:

As discussed above in item 5, we will amend the MD&A section to:

•	Discuss details of the plan (develop the technology, send for certification, begin production and sales).
•

Provide a time frame for certification (September 2006). However, since the market for hydrogen fuel cells is in its infancy, and since we are unable to predict demand for a lower-cost unit, we are unwilling to provide a time frame for profitability.

•	Provide expected sources of financing (mostly private placements of common stock)
•	Discuss the consequences of failure to raise capital (inability to continue as a going concern).

12.

We note from “Recent Sales of Unregistered Securities” that you exchanged 1,500,000 shares of common stock for 46,154 shares of common stock of Strategic Growth Ventures with Wall Streets Inside Reporter, Inc., as part of a consulting services agreement. Please tell us how you accounted for and valued the 1.5 million shares issued to Wall Streets Inside Reporter and the acquisition of the 46,154 shares of Strategic Growth Ventures. Additionally, tell us what the percentage ownership of Strategic Growth Ventures this represents. Please tell us why the investment is classified as available for sale under SFAS 115 and why APB 18 or SFAS 94 do not impact the required accounting and presentation. Please be specific in your response and cite applicable accounting literature.

We respond:

We valued the 46,154 shares in Strategic Growth Ventures (SGV) at the lesser of the market value of the shares given up in American Security stock on the date of the agreement. The consulting services agreement was signed on November 14, 2005. The market value of the shares in SGV on the date of the agreement was $6.50 per share equaling $300,001. The market value of American Security shares on this same date was $225,000. The investment in SGV was valued at $225,000. APB 18, “Equity Method of Accounting” and and SFAS 94, “ Consolidation of All Majority Owned Subsidiaries,” did not apply as SGV was not controlled, directly or indirectly by American Securities as the 46,154 shares received accounted for 0.7% of the outstanding shares of SGV, which was approximately 6,500,000. We determined that these shares were within the scope of SFAS 115, “Investments in Certain Debt and Equity Securities,” because it met the definition in para. 3a., “The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) or in the over-the-counter market.” This was not considered to be securities classified as “trading” securities because the purpose was not to sell in the short term, but rather as “available for sale.” The change in market value of the SGV stock is recorded as comprehensive income.

13.

We note that you issued 2 million shares in exchange for warrants exercised and received cash of $77,000 when the value was $780,000. Please tell us whether this included a cashless exercise of the warrants and whether you recorded any compensation expense related to this exercise. Additionally, please revise to disclose the valuation method and significant assumption related to any compensation expense.

We respond:

During the quarter ended 6/30/05, we issued warrants to purchase 6,000,000 common shares to an outside consultant. As such we recorded an expense of $1,505,897 during the quarter. Subsequently, the consultant exercised warrants to purchase 2,000,000 shares for $77,000 in cash. The market value at the time of the exercise was $780,000, but appropriately, there was no additional compensation expense recorded.

The warrants contained no cashless provision.

14.          We note that you acquired eGo Design in exchange for 12 million shares valued at $2,040,000 and that this amount was recorded as an expense. Please tell us why you expensed the cost of the acquisition and how you determined the valuation and significant assumption used. Please fully explain the basis in GAAP for your accounting for the transaction, including but not limited to, your consideration of SFAS 141. We may have further comment upon review of your response.

We respond:

Please see the General Comment 1 at the beginning of the response and our response to your item number 9.

15.

As a related matter, please tell us why you did not file a Form 8-K with audited financial statement of eGo for the appropriate period and pro forma financial information giving effect to this acquisition. Please provide us with all tests of significance and all supporting calculations. Refer to Items 310 (c) and (d) of Regulation S-B. Also, if you did not file agreements for the transaction as exhibits, either file those documents or cite the basis for not filing those documents.

We respond:

eGo is not a business because it didn’t have operations, employees, a customer list or revenues. Therefore, it didn’t meet the SEC test of what is a business.

16.

We see that you issued 16.8 million and 8.2 million shares for services in 2004 and 2005. Please expand to make disclosure about individual transactions pursuant to SFAS 7. Please also tell us whether you filed agreements for significant transactions. If you did not do so, either file those documents or tell us why underlying agreements should not be filed. In general you should expand Note 5 to more fully comply with the requirements of SFAS 7.

We respond:

We do not believe the presentation requirements of SFAS 7, “Development Stage Enterprises,” applies to American Security because of the reasons documented in the response to comment # 7.

17.

Tell us whether you filed agreements underlying the private placement of 2.5 million common stock and warrant units in March 2004. If you did not do so, either file those documents or tell us why underlying agreements should not be filed.

We respond:

We failed to file the agreements mentioned. We will file these agreements as attachments to the amended 10-KSB for the year ended 12/31/05.

18.	We note your issuance of 2,000,000 warrants in October 2004 with reset provisions. With respect to those warrants:
*	Please clearly disclose the term (life) of those warrants and the underlying vesting provisions.

*	Please make full disclosure about the terms and conditions of the reset provision. Your disclosure should fully describe the circumstances that may lead to changes in the exercise price.
*	In a written response, describe your consideration of SFAS 133 and, if necessary EITF 00-19, in concluding that the warrants should not be accounted for as derivatives at fair value.
*	Tell us whether you filed the underlying agreements. If you did not do so, either file those documents or tell us why underlying agreement should not be filed.

We respond:

We will amend our 10-KSB to include the following disclosure items:

“In October 2004, we issued a warrant to purchase 2,000,000 shares of common stock at an initial exercise price of $0.30. The term of these warrants are three years from the issuance date with vesting to occur (1) one-half in October 2004, and one-eighth after each of the first four six-month anniversary dates of the date of issuance. The exercise price initially was $0.30 per share. If the date of exercise is more than six months after the date of issuance, the exercise price shall be reset on each six month anniversary of the date of issuance to equal the lesser of (i) the then current exercise price, or (ii) 105% of the lowest closing bid price during the ten trading days immediately preceding the six-month anniversary date. These warrants also contain a cashless exercise provision The Holder may elect a cashless provision and receive a number of shares of common stock computed using the following formula:

X = Y ( A – B ) / A where,

X = the number of shares of common stock to be issued to the holder

A = the closing price 1 trading day before the date of exercise.

B = the exercise price

We estimated the fair market value of the warrants to be $769,834 using the Black Scholes pricing model and recorded the entire amount as expense. The significant assumptions used were (a) a computed volatility rate of 230.81%, computed using a 3-year look back period matching the term of the warrant, and (b) a risk free rate of 2.92% (c) zero dividend rate and (d) 3 year term.”

We evaluated the instruments for derivative treatment under SFAS 133 and EITF 00-19 and determined that the instrument was not a freestanding derivative, nor were there any embedded components that needed to be bi-furcated and accounted for separately at fair market value.

We failed to file the agreements in question. We will file as attachments to the 10-KSB for the year ended 12/31/05.

19.

As a related matter, we wrote that you valued all of the warrants issued during 2004 and 2005 using the Black Scholes pricing model. Please revise to disclose all of the significant assumptions used to value the warrants.

We respond:

We will amend our 12/31/05 10KSB to include the following disclosure items:

“ In May 2005, the Company issued warrants to purchase 6,000,000 shares of common stock to a non-employee in exchange for consulting services. All of the warrants expire two years from the date of grant and vested immediately. The Company estimated the fair value of the warrants to be $1,505,897 using the Black Scholes pricing model and rcorded the entire amount as an expense. The significant assumptions used in the pricing model included: (a) computed volatility rate of 211.85% and (b) a discount rate of 3.5%.”

20.

We note your disclosures that the certifying officers concluded that the company’s disclosure controls and procedures are not effective. Please tell us and revise to disclose whether any material weaknesses were noted. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate any material weaknesses and disclose whether the company believes any material weaknesses exist at the end of the period covered by the report.

We respond:

We will amend our Form 10-KSB to provide the required disclosures under Item 8a. Controls and Procedures.

21.	Please amend to provide signatures on your Form 10-KSB in accordance with the instructions to Form 10-KSB. Also, include the date the Form 10-KSB was signed.

We respond:

We will amend Form 10-KSB to include the proper signatures and the date the report was signed.

22.

We note that the certification is not in the proper from. The required certifications must be in the exact from prescribed; and, the wording of the required certifications may not be changed in any respect. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

We respond:

We will amend the 10-KSB to include the certifications in the proper format. However, you have asked that I, as the current CFO, certify the financial statements for a period during which I was not an officer, was not involved in any transactions, and was not involved with the original draft of the report.

I therefore propose an alternative: Frank Neukomm, the current CEO, was CFO during the period in question. If you do not object, we propose that Mr. Neukomm sign in both capacities.

23.	Please amend your Form 10-KSB to include certifications that are signed and dated by your CEO and CFO.

We respond:

We will amend, subject to the caveat described in number 22, to include as advised.

Form 10-QSB – Amendment No. 1 for the Quarterly Period Ended March 31, 2006

24.

Please expand the financial statements and related footnotes to fully comply with the disclosure requirement of SFAS 7. In that regard, please ensure that Note 2 includes all of the disclosures required by SFAS 7 and that you have filed agreements where required by Regulation S-B. Since you are a development stage enterprise, you should also make disclosure in the footnotes and in MD&A about your ability to continue as a going concern.

We respond:

As discussed previously (see above item number 7) we have determined that we are not a Development Stage Enterprise as defined in SFAS 7.

25.

We note that you issued 1,129,935 common shares upon the cashless exercise of 1,500,000 warrants. Please tell us about the terms of the cashless provisions, including how you accounted for options and warrants providing for cashless exercise. Show us that your accounting is appropriate, citing applicable literature. As a related matter, please revise the notes to present full disclosure about the terms and conditions of cashless exercise provisions for both warrants and stock options.

We respond:

These shares relate to the cashless exercise of 1,500,000 warrants of the October 2004 warrants issued and documented in comment number 19. The accounting treatment was to expense the full amount of these warrants at their grant date at their fair value of $769,834 as calculated by Black Scholes using the assumptions presented in the amended 10KSB. This amount was reflected in the 2004 retained earnings amount which appeared on the 2005 10KSB. It was considered nominal to the results of the 2004 and we chose not to restate.

26.

When you adopt a new accounting standard in an interim period the notes to financial statement should present all of the disclosures required by that standard in the period of adoption. Please expand as appropriate. Please also make disclosures about the terms and conditions of the cashless exercise provisions.

We respond:

We will amend the 3/31/06 10-QSB to include the following:

NOTE 3 - STOCK BASED COMPENSATION

Prior to December 31, 2005, we accounted for stock-based compensation under Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (123). As permitted under this standard, compensation cost was recognized using the intrinsic value method described in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Effective December 15, 2005, the Company has adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (FAS 123R) and applied the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 107 using the modified-prospective transition method. The Company had not issued any options to employees in the prior periods thus, there was no impact of adopting the new standard.

During the quarter ended March 31, 2006, The Company issued options to purchase 5,500,000 shares of common stock granted to certain officers and directors These options expire in five years from the grant date, are immediately vested, contain a cashless option, and have an exercise price of $0.19. The cashless exercise provision allows the Holder to receive common stock according to the formula:

S = W - [ ( $0.19 / C ) * W ], where

S = The number of shares received using the cashless provision

W = the number of warrants granted

C = the closing bid price on the date of exercise

As a result of the adoption of FAS 123R, stock-based compensation expense of $1,038,363 was recognized during the period ended March 31, 2006. The Company estimated the fair value of these warrants using the Black Scholes method with the following assumptions: (1)computed volatility rate of 240% (2) option term of 5 years and (3) risk – free rate of 4.7%.

I hope that you find our answers and intended amendments satisfactory. If you have any additional comments, suggestions or questions, please don’t hesitate to contact me at my office (832-358-2000), or via e-mail at randallnewton04@sbcglobal.net.

Sincerely,

/s/ Randall Newton

Randall Newton

Chief Financial Officer

American Security Resources Corp.